
July 22, 2011

<u>Via facsimile</u>
Brad M. Bingham
Interim Chief Executive Officer
Coconnect, Inc
1133 6th Avenue
San Diego, CA 92101

  Re: Coconnect, Inc.
    Item 4.02 Form 8-K Filed July 21, 2011
    File No. 000-26533

Dear Mr. Bingham:

  We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K Filed July 21, 2011</u>

1. We note that your independent registered public accounting firm notified the company of an error in your financial statements. Pursuant to Item 4.02(c) of Form 8-K you must provide your independent accountant with a copy of the disclosures included in your Item 4.02 Form 8-K filing and request that they furnish to you as promptly as possible a letter addressed to the Commission stating whether they agree with your statements and, if not, stating the respects in which they do not agree. Please amend your filing to include such letter from your independent registered public accounting firm pursuant to Item 4.02(c) of Form 8-K.

2. In addition, please revise to disclose the date on which you were advised or notified by your independent registered public accounting firm of the error in your financial statements pursuant to Item 4.02(b) of Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3499 if you have questions regarding these comments or if you need further assistance.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief